FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of September 2008

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on September 18, 2008, by Matsushita Electric Industrial Co., Ltd., announcing that Hitachi and Matsushita sign memorandum of understanding on enhancing cooperation in flat-panel TV and display panel for TV businesses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: September 29, 2008

FOR IMMEDIATE RELEASE

Contacts:

Hitachi, Ltd.	Matsushita Electric Industrial Co., Ltd.
Hiroki Inoue	Akira Kadota
Public Relations	International PR
+81-3-5208-9324	+81-3-3578-1237
hiroki.inoue.aa@hitachi.com
Panasonic News Bureau
+81-3-3542-6205

Makoto Mihara
Investor Relations
+81-6-6908-1121

Hitachi and Matsushita Sign Memorandum of Understanding on Enhancing

Cooperation in Flat-Panel TV and Display Panel for TV Businesses

Tokyo, September 18, 2008 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”) and Matsushita Electric Industrial Co., Ltd. (NYSE: MC / TSE: 6752, “Matsushita”) today signed the memorandum of understanding to enhance cooperation with the goal of further promoting and strengthening the flat-panel TV and display panel for TV businesses.

Since February 2005, Hitachi and Matsushita have been working together in various areas such as development, manufacturing, and marketing of plasma displays under a comprehensive collaboration. With today’s announcement, the two companies have signed the memorandum of understanding to strengthen cooperation in flat-panel TV business and display panel (PDP and LCD) business. The goal is to further increase their competitiveness in the global flat-panel TV market. Hitachi and Matsushita expect to sign the definitive agreement by the end of October 2008.

Regarding the PDP business, Hitachi will procure glass panel components, which have until now been manufactured at Hitachi Plasma Display Limited, from Matsushita. In addition, in order to further develop this flat-panel TV business, the two companies will accelerate cooperation on the development of high-end PDPs that are thinner, more energy-efficient, and featuring distinctive characteristics. Plans call for Matsushita to begin supplying glass panel components to Hitachi for models to be launched by Hitachi in the fiscal year ending March 31, 2010.

The two companies will continue to work together on marketing strategies for plasma TVs. Regarding LCD TVs, Hitachi and Matsushita are joint investors in IPS Alpha Technology, Ltd., an LCD panel manufacturing company, and the two companies intend to strengthen their relationship onward. Furthermore, Hitachi and Matsushita will continue to discuss the collaboration for flat-panel TV assembly at overseas production bases. In addition, both companies will also pursue lighter, thinner, more energy efficient flat-panel TVs with higher picture quality for flat-panel TVs.

With digitization of broadcasting advancing worldwide, the flat-panel TV market is expected to grow significantly in the future. This trend is also expected to drive demand for larger screens and higher resolution, where PDPs excel.

Under these conditions, PDPs, which were developed with Japan’s cutting-edge technologies, are expected to grow and evolve further, given their relatively short history on the market as TV display. Through the further pursuit and improvement of self-illuminating devices’ characteristics, it is possible to dramatically increase picture quality and performance along with luminous efficiency. PDPs are thus a quintessential key device for the digital consumer product field, achieving both picture quality performance and environmental performance including energy saving. Above all, their outstanding features, which include wide viewing angle, fast moving picture response time and color rendering, have won high marks as displays that fulfill professional requirements in various business situations such as medical, education and the public sector.

Both companies have mutually benefited from joint product development and production stemming from a broad alliance focused on consumer products. Today’s agreement will strengthen and advance this cooperative relationship and should lead to even more appealing plasma TVs for customers, helping to create a richer society.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Panasonic

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacturing of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 9.07 trillion yen (approx. US$90.52 billion) for the year ended March 31, 2008. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

Global Contacts

Hitachi, Ltd.

U.S.:	Dash Hisanaga	China:	Nobuya Abematsu
	Hitachi America, Ltd.		Hitachi (China) Ltd.
	+1-914-333-2987		+86-10-6539-9139
	tadashi.hisanaga@hal.hitachi.com		nabematsu@hitachi.cn

Singapore:	Keisuke Sugano
Hitachi Asia Ltd.
+65-6231-2225
ksugano@has.hitachi.com.sg

Matsushita Electric Industrial Co., Ltd.

U.S.:	Jim Reilly
Panasonic Corporation of North America
+1-201-392-6067

Europe:	Anne Guennewig
Panasonic Europe Ltd.
+49-611-235-457

Singapore:	Katsumi Takahashi
Panasonic Asia Pacific Pte Ltd.
+65-6390-3435

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